UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

WuXi PharmaTech (Cayman) Inc.

(Name of Issuer)

Ordinary Shares**

American Depositary Shares

(Title of Class of Securities)

929352102***

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
**	Not for trading, but only in connection with the registration of American Depositary Shares each representing 8 ordinary shares.
***	This CUSIP applies to the American Depositary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 929352102	SCHEDULE 13G	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rexbury Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 56,528,750 ordinary shares
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 56,528,750 ordinary shares
8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,528,750 ordinary shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.5%
12	TYPE OF REPORTING PERSON* CO

CUSIP No. 929352102	SCHEDULE 13G	Page 3 of 5 Pages

Item 1(a)	Name of Issuer:

WuXi Pharmatech (Cayman) Inc. (“Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

288 Fute Zhong Road, Waigaoqiao Free Trade Zone, Shanghai 200131, People’s Republic of China

Item 2(a)	Name of Person Filing:

Rexbury Limited

Item 2(b)	Address of Principal Business Office or, If None, Residence; Citizenship

Rexbury Limited

No. 5 Bridge, Mashan

Binhu District

Wuxi Municipality, Jiangsu Province

People’s Republic of China

Item 2(c)	Citizenship

Hong Kong

Item 2(d)	Title of Class of Securities:

Ordinary shares, par value US$0.02

American Depositary Shares

Item 2(e)	CUSIP Number:

929352102

Item 3.	Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c):

Not applicable.

CUSIP No. 929352102	SCHEDULE 13G	Page 4 of 5 Pages

Item 4.	Ownership

(a)    Amount Beneficially Owned:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Rexbury Limited	56,528,750 ordinary shares	11.5%	56,528,750 ordinary shares	0	56,528,750 ordinary shares	0

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 29, 2008

Rexbury Limited

By:	/s/ Zhiming Zhu
Name:	Zhiming Zhu
Title:	Director